Exhibit 99.1

TRILOGY INTERNATIONAL PARTNERS INC. REPORTS THIRD QUARTER 2020 RESULTS

●
Despite the impact of COVID-19, our New Zealand business produced record service revenues and Adjusted EBITDA for the third quarter of 2020; with strong growth in both metrics compared to the same period last year.
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Continued growth in New Zealand broadband and postpaid customer bases; broadband and postpaid subscribers increased by 26% and 8%, respectively, over the third quarter of last year. Postpaid subscriber base nearing 500,000 including over 100,000 business subscribers.
●
Combined postpaid, prepaid, and wireline service revenues in New Zealand increased 6% over the third quarter of last year on an organic basis, which excludes the favorable impact of foreign currency exchange of $1.7 million, or 2%, for the quarter, and new revenue standard adoption, which had an insignificant impact. These New Zealand subscriber revenues, as reported, increased 8% over the third quarter of last year, despite absence of roaming revenues as a result of the continued border closure.
●
New Zealand Adjusted EBITDA increased $3.4 million, or 14%, over the third quarter of last year on an organic basis, which excludes the $0.6 million combined impact of the new revenue standard (a year-over-year headwind of 5%) and a foreign currency exchange benefit of 2%. New Zealand Adjusted EBITDA, as reported, increased $2.8 million, or 11%, over the third quarter of last year.
●
National quarantine measures in Bolivia relaxed on September 1st; however, certain restrictions continue which impact our business operations and financial results.
●
Continued to strengthen cash position, up 53% sequentially driven by continued operational discipline and successful bond issuance in Bolivia. Consolidated cash at September 30, 2020 was $104.9 million compared to $68.4 million at June 30, 2020.

BELLEVUE, Washington (November 10, 2020) – Trilogy International Partners Inc. (“TIP Inc.” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the third quarter of 2020.

“We are pleased with our continued momentum in New Zealand,” said Brad Horwitz, President and CEO. “Q3 was a record quarter for 2degrees in subscriber revenues and Adjusted EBITDA. Proactive measures we took to prepare for the pandemic early in the year helped lay the groundwork for our steady growth year-over-year in all key financial metrics.”

“While maintaining the strong performance of our consumer-focused mobile and residential broadband service lines, we continued to gain traction in the B2B space. 2degrees surpassed 100,000 mobile business customers in the third quarter and also achieved our highest level of business revenue. This is just one of a number of growth opportunities we see in the New Zealand telecom market.”

“Our Bolivian business continues to weather the impact of COVID-19. Quarantine measures began to ease in September and increasing customer mobility is directly correlating to improving operating trends in September. Despite challenging conditions, NuevaTel successfully launched a bond offering in August, and ended the quarter with roughly $46 million of cash on its balance sheet.”

“Our strategic priorities remain unchanged. We remain enthusiastic about the runway for growth in New Zealand and will remain opportunistic in Bolivia. The issuance of $50 million in senior secured notes that we completed last month strengthens our balance sheet and will enable us to accelerate our investment in growth initiatives such as 5G in New Zealand.

Trilogy International Partners Inc.	Third Quarter 2020

Consolidated Financial Highlights

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Total revenues	153.7	160.5	(4%)	441.5	527.8	(16%)

Service revenues	126.3	134.1	(6%)	369.4	405.3	(9%)

Net loss	(23.0)	(5.1)	(351%)	(59.5)	(14.4)	(315%)
Net loss margin(1)	(18.2%)	(3.8%)	n/m	(16.1%)	(3.5%)	n/m

Adjusted EBITDA(2)	27.9	33.4	(16%)	78.4	106.1	(26%)
Adjusted EBITDA margin(2) (3)	22.1%	24.9%	n/m	21.2%	26.2%	n/m

n/m - not meaningful
Notes:
(1) Net loss margin is calculated as Net loss divided by Service revenues.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Wednesday, November 11, 2020
Call Time: 10:30 a.m. (PT)

North American Toll Free: 1-844-369-8770
International Toll: +1-862-298-0840

No access code is required; please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): https://www.webcaster4.com/Webcast/Page/2180/37744

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 12:30 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010
International Toll: +1-919-882-2331
Replay Access Code: 37744

About Trilogy International Partners Inc.

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand (Two Degrees Mobile Limited, referred to below as “2degrees”) and Bolivia (Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A., referred to below as “NuevaTel”), is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy International Partners Inc.	Third Quarter 2020

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of September 30, 2020.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s common shares (the “Common Shares”) trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker). Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand
Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and nine months ended September 30, 2020, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Condensed Consolidated Financial Statements and related notes for the period ended September 30, 2020 (“Condensed Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

In February 2016, the FASB issued ASU 2016-02 “Leases (Topic 842)”, and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right of use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Condensed Consolidated Statements of Operations and Comprehensive Loss or the Condensed Consolidated Statement of Cash Flows. For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Condensed Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	September 30, 2020	December 31, 2019	% Change
End of period NZD to USD exchange rate	0.66	0.67	(2%)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2019	% Change	2020	2019	% Change
Average NZD to USD exchange rate	0.66	0.65	2%	0.64	0.66	(4%)

Trilogy International Partners Inc.	Third Quarter 2020

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Condensed Consolidated Financial Statements and related notes for the period ended September 30, 2020 are a result of rounding. Information is current as of November 10, 2020, and was approved by TIP Inc.’s Board of Directors. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, Management’s Discussion and Analysis for the three and nine months ended September 30, 2020, and for the year end December 31, 2019. Annual Report on Form 20-F for the year ended December 31, 2019 and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

In response to these policies, our operations executed their business continuity plans. We continue to focus on protocols to protect the safety of our employees and provide critical infrastructure services and connectivity to our customers.

During the first three quarters of 2020 and through the filing date of the Condensed Consolidated Financial Statements, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied by geographic location with differing effects on financial and business results for our operating subsidiaries in New Zealand and Bolivia, including:

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a reduction in prepaid and postpaid gross subscriber acquisition activity in both markets,
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a reduction in postpaid subscriber churn in New Zealand,
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a substantial variation in both postpaid and prepaid subscriber churn trends in Bolivia,
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a temporary closure of physical distribution channels and a reduction in retail traffic in both markets,
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a substantial decrease in prepaid revenues and postpaid cash collections in Bolivia,
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a decrease in wireless roaming revenue to nearly zero in both markets due to travel restrictions,
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a 31% increase in nine months ended September 30, 2020 consolidated bad debt expense compared to the same period last year, primarily related to trends in Bolivia, and
●
the deferral or cancelation of capital expenditure projects in both markets.

In New Zealand, the government’s swift and significant response in March and April had an immediate impact on customer acquisition and revenues. In April 2020, and in an effort to mitigate the impact of the pandemic, 2degrees announced that it would undertake several cost reduction measures. These measures included deferrals of non-critical expenditures as well as a reduction in 2degrees’ workforce. As movement restrictions within New Zealand were lifted, financial results, including revenues and Adjusted EBITDA, began to improve sequentially in the latter part of the second quarter and continuing through the third quarter of 2020 as compared to the first months of the pandemic. However, in August, new community transmission cases of COVID-19 were identified and the country reinstated certain restrictions, with more stringent levels applied to the city of Auckland, where these cases were identified. The restrictions lasted, to varying degrees across the country, through mid-October. Although the financial impact related to these restrictions was not significant, subscriber acquisition was adversely affected. There continues to be uncertainty for 2degrees regarding the future effect of COVID-19 and related responses by the government, regulators and customers. Specifically, 2degrees faces a risk of increased bad debt expense; although we have not yet observed a significant increase in bad debt expense in New Zealand, uncertainty remains as to the potential impact of broader economic trends.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, creating greater risk and uncertainty for the business. Accordingly, the total impact of the pandemic on the financial results of NuevaTel has been more significant than in New Zealand. During the second and third quarter of 2020 as compared to the quarters before the pandemic, NuevaTel experienced a reduction in key financial metrics including revenues, Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior. In April 2020, the Bolivian government imposed service requirements and collections restrictions on local telecommunications companies which effectively provided a payment holiday for certain of NuevaTel’s customers. In June 2020, the Bolivian government permitted providers to migrate customers to a free plan (referred to as the “Lifeline plan”) with very basic services if they had two or more past due bills. Customers were not invoiced for services provided under the Lifeline plan, and revenue was not recognized during this period of service. The migration of delinquent customers to Lifeline plans resulted in an improvement in collections, as many of these customers paid past due amounts in order to retain the same level of services provided before migration to the Lifeline plan. The government has also clarified that providers must verify that new subscribers do not have outstanding bills with other providers before starting service.

Trilogy International Partners Inc.	Third Quarter 2020

Effective September 1, 2020, the Bolivian government lifted certain restrictions and mandates, which included the discontinuation of the Lifeline plan. As a result, NuevaTel commenced a process of deactivating Lifeline plan customers who were unable or unwilling to pay past due amounts, including providing offers to structure payment plans for these customers. This deactivation process resulted in nearly 84 thousand postpaid Lifeline plan customers and approximately five thousand fixed LTE subscribers being deactivated from the network. Between the deactivation date and September 30, 2020, approximately 15 thousand postpaid and approximately 800 fixed LTE subscribers reactivated service. NuevaTel will continue to work with customers who were recently deactivated and attempt to resolve outstanding amounts owed with the focus on reactivating customers.

There is uncertainty as to when customer behavior in Bolivia will return to historic norms, creating a risk of an adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses through the nine months ended September 30, 2020. These net losses impacted our near-term expectation regarding the ability to generate taxable income and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s beginning of year net deferred tax asset balance of $11.4 million. Additionally, management did not record the benefit associated with NuevaTel’s net deferred tax assets of $6.4 million that originated during the nine months ending September 30, 2020. Management will continue to assess the need for a valuation allowance in future periods.

As it relates to long-lived assets at NuevaTel, including property and equipment and license costs and other intangible assets, the impact of the pandemic to date has been relatively short in duration as compared to the related asset lives and thus has not resulted in events or changes in circumstances that indicate asset carrying values may not be recoverable. The recoverability of these long-lived assets is based on expected cash flows over the life of the assets as opposed to the ability to generate net income or taxable income in the near term. However, an ongoing or sustained impact on NuevaTel’s financial performance could cause management to change its expectation with respect to NuevaTel’s ability to generate long-term cash flows and thus require a review of long-lived assets for impairment. The balances of long-lived assets subject to recoverability consideration are material. From a cash generating and liquidity standpoint, NuevaTel’s cash balances increased from $31.1 million at June 30, 2020 to $46.5 million at September 30, 2020, in part due to cash management efforts during the quarter. As an additional measure to preserve liquidity and support the ability to generate future cash flows, in October 2020 NuevaTel announced that it would undertake certain workforce reduction measures in the upcoming months. Separation costs associated with the reduction in workforce are not expected to be material. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement additional initiatives to ensure sufficient liquidity at the NuevaTel subsidiary.

As we look ahead, the New Zealand government continues to effectively manage the COVID-19 situation with swift action to control the disease. Although a small outbreak did occur in August, which required an increase of societal restrictions, the government has now been able to lift most restrictions and allow residents and businesses to resume activity. Although we have seen recent improvements in customer acquisition, trends are still below pre-COVID-19 levels as retail store foot traffic across our Company-owned stores has not fully recovered. Additionally, continued border closures have significantly impacted roaming revenues and these revenues will remain under pressure until borders are reopened and international travel resumes. The New Zealand government has implemented a number of stimulus efforts, including wage subsidies and mortgage holidays. The wage subsidies assistance ended in September 2020, while the mortgage holidays were extended to March 31, 2021. The conclusion of these government programs may have an adverse impact on the New Zealand economy that could impact our customers and our business, including an increase in bad debt expense and impacts on ARPU. Capital spending in New Zealand will continue to be disciplined, balanced with investment in growth initiatives, including 5G.

In Bolivia, new COVID-19 case counts began to decline in August and the trend has continued through October. The Bolivian government eased some restrictions effective September 1, 2020, with the removal of the national quarantine measures. Although, certain local restriction measures remain in effect, Bolivian citizens now have increased mobility. In September, we observed improvements in retail store foot traffic and customer acquisition, which returned to pre-COVID-19 levels. While we are encouraged by the recent increase in activity levels, we remain uncertain as to the outlook for subscriber acquisition and whether there will be increased demand for our network services. As with many other countries around the world, changes in infection trends could compel the government to implement more stringent societal restrictions, which would have a related impact on our business. Additionally, economic uncertainty within Bolivia continues to persist and the risk remains for elevated levels of bad debt expense in the future. Until there is further clarity on the containment of COVID-19 and an economic recovery, we will continue to focus on managing NuevaTel’s working capital and capital expenditures.

The COVID-19 pandemic and the related governmental responses in our markets continue to evolve, and the macroeconomic consequences may persist long after quarantine policies are lifted. Nevertheless, we continue to believe in the resilience and critical nature of the telecommunications services that we provide to our customers.

Trilogy International Partners Inc.	Third Quarter 2020

Consolidated Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
New Zealand	117.4	109.9	7%	327.5	368.8	(11%)
Bolivia	36.3	50.4	(28%)	113.6	158.4	(28%)
Unallocated Corporate & Eliminations	0.1	0.2	(72%)	0.4	0.6	(34%)
Total revenues	153.7	160.5	(4%)	441.5	527.8	(16%)

Total service revenues	126.3	134.1	(6%)	369.4	405.3	(9%)

Net loss	(23.0)	(5.1)	(351%)	(59.5)	(14.4)	(315%)
Net loss margin(1)	(18.2%)	(3.8%)	n/m	(16.1%)	(3.5%)	n/m

Adjusted EBITDA
New Zealand	29.5	26.7	11%	81.8	79.0	3%
Bolivia	0.5	9.5	(95%)	5.1	35.0	(85%)
Unallocated Corporate & Eliminations	(2.1)	(2.8)	24%	(8.5)	(7.9)	(7%)
Adjusted EBITDA(2)	27.9	33.4	(16%)	78.4	106.1	(26%)
Adjusted EBITDA margin(2)(3)	22.1%	24.9%	n/m	21.2%	26.2%	n/m

Cash provided by operating activities	30.9	27.0	14%	41.0	33.7	22%

Capital expenditures(4)	15.4	23.4	(34%)	46.6	64.4	(28%)
Capital intensity	12%	17%	n/m	13%	16%	n/m

n/m - not meaningful
Notes:
(1)Net loss margin is calculated as Net loss divided by Service revenues.
(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Third Quarter 2020

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	68.1	66.1	3%	194.8	196.0	(1%)
Wireline service revenues	22.0	17.5	25%	59.5	51.3	16%
Non-subscriber international long distance and other revenues	1.5	1.6	(10%)	4.6	5.1	(9%)
Service revenues	91.6	85.2	7%	258.9	252.4	3%
Equipment sales	25.8	24.7	5%	68.6	116.4	(41%)
Total revenues	117.4	109.9	7%	327.5	368.8	(11%)
Adjusted EBITDA	29.5	26.7	11%	81.8	79.0	3%
Adjusted EBITDA margin(1)	32.3%	31.3%	n/m	31.6%	31.3%	n/m

Capital expenditures(2)	13.4	18.2	(27%)	40.8	49.2	(17%)
Capital intensity	15%	21%	n/m	16%	20%	n/m

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	23.2	27.6	(16%)	60.0	74.9	(20%)
Net additions	12.8	12.1	6%	21.1	33.1	(36%)
Total postpaid subscribers	499.6	463.2	8%	499.6	463.2	8%
Prepaid
Net losses	(1.4)	7.7	(119%)	(12.0)	(3.5)	(243%)
Total prepaid subscribers	968.2	962.0	1%	968.2	962.0	1%
Total wireless subscribers	1,467.8	1,425.2	3%	1,467.8	1,425.2	3%

Wireline
Gross additions	15.6	14.3	8%	38.5	35.6	8%
Net additions	9.0	8.5	6%	20.6	20.1	2%
Total wireline subscribers	128.5	101.9	26%	128.5	101.9	26%
Total subscribers	1,596.3	1,527.1	5%	1,596.3	1,527.1	5%

Monthly blended wireless ARPU ($, not rounded)	15.53	15.56	(0%)	14.79	15.44	(4%)
Monthly postpaid wireless ARPU ($, not rounded)	29.87	31.93	(6%)	28.92	31.85	(9%)
Monthly prepaid wireless ARPU ($, not rounded)	8.17	7.60	8%	7.59	7.66	(1%)
Monthly residential wireline ARPU ($, not rounded)	47.86	45.59	5%	44.71	46.54	(4%)
Blended wireless churn	1.8%	2.4%	n/m	2.1%	2.6%	n/m
Postpaid churn	0.9%	1.3%	n/m	1.0%	1.3%	n/m

n/m - not meaningful
Notes:
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.

Trilogy International Partners Inc.	Third Quarter 2020

Revenues

New Zealand total revenues increased by $7.5 million, or 7%, for the three months ended September 30, 2020, compared to the same period in 2019, primarily due to an increase of $6.3 million, or 7%, in service revenues along with an increase in equipment sales of $1.2 million, or 5%. Additionally, total revenues for the quarter were impacted favorably by a 2% increase in foreign currency exchange.

Service revenues increased by $6.3 million, or 7%, for the three months ended September 30, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, service revenues increased by $4.6 million, or 5%, compared to the same period in 2019. The increase in reported service revenues was primarily due to the following:

●
Postpaid service revenues increased by $0.4 million, or 1%, compared to the third quarter of 2019. Excluding the impact of foreign currency exchange, postpaid service revenues decreased $0.5 million, or 1%, over the same period in 2019. Postpaid subscribers increased by 8% at the end of the third quarter of 2020 as compared to the same period over the prior year. This increase in the postpaid subscriber base was offset by declines in postpaid ARPU, as the closure of New Zealand’s borders due to COVID-19 resulted in a decline in roaming revenues of $1.9 million in the quarter;
●
Prepaid service revenues increased by $1.9 million, or 9%, compared to the third quarter of 2019. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $1.5 million, or 7%, compared to the third quarter of 2019, primarily due to a 5% increase in prepaid ARPU driven by subscriber adoption of higher value plans; and
●
Wireline service revenues increased by $4.4 million, or 25%, compared to the third quarter of 2019. Excluding the impact of foreign currency exchange, wireline service revenues increased by $4.0 million, or 23%, compared to the third quarter of 2019. This increase was driven primarily by a 26% year-over-year growth in the wireline customer base.

Adjusted EBITDA

New Zealand Adjusted EBITDA increased by $2.8 million, or 11%, for the three months ended September 30, 2020, compared to the third quarter of 2019. On an organic basis New Zealand Adjusted EBITDA increased by $3.4 million, or 14%, for the three months ended September 30, 2020, compared to the same period in 2019. This organic increase in the quarter excludes a $0.6 million combined year-over-year impact of the new revenue accounting standard of $1.1 million, or 5%, and foreign currency benefit of $0.6 million, or 2%. The 11% reported increase in New Zealand Adjusted EBITDA was primarily the result of the aforementioned increases in revenues and the following changes in operating costs:

●
Cost of service increased by $4.0 million, or 14%, primarily due to an increase in transmission expense associated with the growth in broadband subscribers, and an increase in interconnection costs associated with a higher volume of network voice traffic terminating outside of our network. These increases were partially offset by a combined network sharing and national roaming cost decline;
●
Sales and marketing decreased by $1.5 million, or 10%, primarily due to a decrease in advertising and sponsorship costs as a result of continued cost controls and the deferral of projects to mitigate anticipated financial impacts of the COVID-19 pandemic; and
●
General and administrative was flat compared to the same quarter of last year. Bad debt expense declined by $1.1 million as a result of accounts receivable collection efforts and an improved credit risk of our customer portfolio. Additionally, there were declines in business taxes, partially offset by increases in computer maintenance costs and other individually insignificant items.

Capital Expenditures

Capital expenditures decreased by $4.9 million, or 27%, for the three months ended September 30, 2020, compared to the same period in 2019. Excluding the impact of foreign currency exchange, capital expenditures decreased by $5.3 million, or 28%, compared to the same period in 2019. This decrease year over year was mainly attributable to the deferral of capital projects due to COVID-19.

Trilogy International Partners Inc.	Third Quarter 2020

Bolivia

Financial Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Revenues
Wireless service revenues	34.3	48.0	(29%)	108.9	150.4	(28%)
Non-subscriber international long distance and other revenues	0.4	0.6	(42%)	1.3	1.8	(30%)
Service revenues	34.7	48.7	(29%)	110.1	152.3	(28%)
Equipment sales	1.6	1.7	(6%)	3.5	6.2	(44%)
Total revenues	36.3	50.4	(28%)	113.6	158.4	(28%)

Adjusted EBITDA	0.5	9.5	(95%)	5.1	35.0	(85%)
Adjusted EBITDA margin(1)	1.4%	19.5%	n/m	4.7%	23.0%	n/m

Capital expenditures(2)	2.0	5.2	(62%)	5.7	15.1	(62%)
Capital intensity	6%	11%	n/m	5%	10%	n/m

Subscriber Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(Thousands unless otherwise noted, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Postpaid
Gross additions	14.5	17.5	(17%)	34.5	49.4	(30%)
Net additions (losses)	(58.2)	0.2	n/m	(63.8)	(4.5)	n/m
Total postpaid subscribers	255.7	332.2	(23%)	255.7	332.2	(23%)
Prepaid
Net additions (losses)	201.8	(7.8)	n/m	(181.8)	(44.7)	(307%)
Total prepaid subscribers	1,285.4	1,589.4	(19%)	1,285.4	1,589.4	(19%)
Total wireless subscribers(3)	1,598.3	1,982.8	(19%)	1,598.3	1,982.8	(19%)

Monthly blended wireless ARPU ($, not rounded)	7.49	8.06	(7%)	7.02	8.33	(16%)
Monthly postpaid wireless ARPU ($, not rounded)	19.13	20.68	(7%)	20.66	20.33	2%
Monthly prepaid wireless ARPU ($, not rounded)	4.54	5.14	(12%)	3.99	5.54	(28%)
Blended wireless churn	2.9%	7.2%	n/m	6.3%	6.8%	n/m
Postpaid churn	8.2%	2.0%	n/m	3.9%	2.0%	n/m

n/m - not meaningful
Notes:
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(2) Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements.
(3) Includes public telephony, fixed LTE and other wireless subscribers.

Revenues

Bolivia total revenues declined by $14.1 million, or 28%, for the three months ended September 30, 2020, compared to the same period in 2019, due to a decrease in service revenues of $14.0 million, or 29%. The decline in service revenues was due largely to an $8.4 million, or 34%, decrease in prepaid revenues primarily attributable to a decline in the subscriber base as well as competitive pressures within the market. Additionally, revenues were affected by the restrictions mandated by the Bolivian government beginning in March as a result of the COVID-19 pandemic, which restricted customer movement and impacted customer mobile service needs as well as limited access to distribution channels.

Trilogy International Partners Inc.	Third Quarter 2020

Postpaid revenues declined by $4.3 million, or 21%, for the three months ended September 30, 2020, compared to the same period last year as a result of the decline in the subscriber base, coupled with a decline in ARPU. During the third quarter, approximately 84 thousand customers who were on the free Lifeline plan, which was created in June to provide limited communication services to subscribers with two or more past due bills during the pandemic, were disconnected in connection with the government’s lifting of the national quarantine at the end of August. Through the end of the quarter, approximately 15 thousand of these postpaid Lifeline customers were reactivated. Postpaid wireless ARPU declined by 7% compared to the same period last year, primarily due to a decline in voice ARPU largely resulting from the societal restrictions imposed as a result of the pandemic, which impacted voice consumption.

Adjusted EBITDA

Bolivia Adjusted EBITDA declined by $9.0 million, or 95%, for the three months ended September 30, 2020, compared to the same period in 2019, primarily due to the $14.1 million, or 28%, decrease in total revenues. The revenue decline was partially offset by a decline in operating expenses of $9.0 million, or 18%, primarily due to the following:

●
Cost of service declined by $3.3 million, or 15%, primarily due to a decrease in interconnection costs as a result of lower voice traffic terminating outside of our network, coupled with a decline in site maintenance expense and regulatory fees, as well as other individually insignificant items. These decreases were partially offset by an increase in net site costs of $1.0 million as a result of the tower sale-leaseback transaction;
●
Sales and marketing decreased by $1.7 million, or 21%, primarily due to a decrease of $0.6 million in advertising and promotions, $0.5 million in employee related costs and other individually insignificant items as a result of continued cost controls implemented due to the impact of COVID-19. These declines were partially offset by a $0.7 million increase in commission expense. Despite a decline in activations, commission expenses increased primarily resulting from the higher amortization expense of certain contract acquisition costs which were capitalized in the prior year upon the adoption of the new revenue standard;
●
General and administrative expenses declined by $0.9 million, or 9%, primarily due to a $1.2 million decline in employee-related and outsourcing costs, coupled with a decline in consulting costs and deal-related costs associated with the tower sale-leaseback transaction in 2019. These decreases were largely offset by a $2.0 million increase in bad debt expense as a result of societal restrictions related to the COVID-19 pandemic which impacted collections;
●
Cost of equipment sales declined $0.1 million, or 3%, as a result of a decline in the volume of handsets sold during the third quarter of 2020 compared to the same period last year. These declines were largely offset by an increase in the cost of fixed LTE equipment during the quarter; and
●
Gain on disposal of assets and sale-leaseback transaction increased by $2.9 million, or 106%, due to the timing of the gains recognized for the closings of the tower sale-leaseback transaction in 2019 and 2020. The impact of this gain was excluded from Adjusted EBITDA.

Capital Expenditures

Capital expenditures decreased by $3.2 million, or 62%, for the three months ended September 30, 2020, compared to the same period in 2019, mainly due to timing of spending and continued deferral of capital projects as a result of the impact of the COVID-19 pandemic.

Trilogy International Partners Inc.	Third Quarter 2020

Review of Consolidated Performance

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Consolidated Adjusted EBITDA(1)	27.9	33.4	(16%)	78.4	106.1	(26%)
Consolidated Adjusted EBITDA margin(1)(2)	22.1%	24.9%	n/m	21.2%	26.2%	n/m

(Deduct) add:
Finance costs(3)	(11.3)	(11.2)	(1%)	(33.8)	(34.7)	3%
Change in fair value of warrant liability	(0.1)	0.2	(133%)	(0.1)	(0.2)	33%
Depreciation, amortization and accretion	(27.7)	(27.5)	(1%)	(79.7)	(81.9)	3%
Income tax expense	(15.7)	(0.8)	n/m	(17.6)	(3.6)	(395%)
Other(4)	3.9	0.9	355%	(6.7)	(0.1)	n/m
Net loss	(23.0)	(5.1)	(351%)	(59.5)	(14.4)	(315%)

n/m - not meaningful
Notes:
(1) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.
(3) Finance costs includes Interest expense. For a description of these costs, see "Finance costs" below.
(4) Other includes the following: Equity-based compensation, Gain on disposal of assets and sale-leaseback transaction, Transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended September 30,		Nine Months Ended September 30,
(US dollars in millions except per share data, unaudited)	2020	2019	2020	2019

Net loss attributable to Trilogy International
Partners Inc.	(13.2)	(4.8)	(35.4)	(14.4)

Weighted Average Common Shares Outstanding:
Basic and diluted	57,930,499	56,755,346	57,589,461	56,519,875

Net loss Per Share:
Basic and diluted	(0.23)	(0.08)	(0.61)	(0.25)

Finance costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.5	2.5	0%	7.3	8.7	(16%)
Bolivia	0.5	0.4	16%	1.5	1.2	23%
Corporate	8.3	8.3	1%	25.0	24.8	1%
Total Interest on borrowings	11.3	11.2	1%	33.8	34.7	(3%)
Total finance costs	11.3	11.2	1%	33.8	34.7	(3%)

Trilogy International Partners Inc.	Third Quarter 2020

Depreciation, amortization and accretion

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

New Zealand	16.6	16.1	3%	47.6	47.4	0%
Bolivia	11.1	11.3	(2%)	31.8	34.0	(7%)
Corporate	0.1	0.2	(38%)	0.4	0.5	(33%)
Total depreciation, amortization and accretion	27.7	27.5	1%	79.7	81.9	(3%)

Income tax expense

Income tax expense increased by $15.0 million for the three months ended September 30, 2020, compared to the same period in 2019, primarily due to a valuation allowance recorded against the Company’s deferred tax assets in Bolivia.

Other

Other income increased by $3.1 million for the three months ended September 30, 2020, compared to the same period in 2019, due to a combination of transaction taxes and the timing of gains recognized in connection with the multiple closings of the tower sale-leaseback transaction in 2020 and 2019.

Trilogy International Partners Inc.	Third Quarter 2020

Managing our Liquidity and Financial Resources

As of September 30, 2020, the Company had approximately $104.9 million in cash and cash equivalents, of which $51.5 million was held by 2degrees, $46.5 million was held by NuevaTel and $6.9 million was held at headquarters and others. Cash and cash equivalents increased $28.2 million since December 31, 2019, primarily due to cash provided by operating activities and net proceeds from debt, partially offset by purchases of property and equipment.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. From a cash and liquidity standpoint, due to cash management efforts during recent quarters, NuevaTel’s cash balances increased from $31.1 million at June 30, 2020 to $46.5 million at September 30, 2020. Should the impact of the pandemic be sustained or longer term in nature, the Company may need to implement initiatives to ensure sufficient liquidity at the NuevaTel subsidiary. See further discussion under “Impact of COVID-19 on our Business” above along with Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Condensed Consolidated Financial Statements.

In October 2020, Trilogy International South Pacific LLC (“TISP”) issued $50 million of senior secured promissory notes (the “TISP 2022 Notes”). TISP is the wholly owned subsidiary of Trilogy International South Pacific Holdings LLC (“TISPH”), which in turn is wholly owned by Trilogy LLC. TISP owns, through a subsidiary, TIP Inc.’s equity interest in 2degrees. The TISP 2022 Notes mature on May 1, 2022, bear an interest rate of 10.0% per annum and were issued pursuant to an agreement (the “Note Purchase Agreement”) whose terms and conditions are based on those of the Trilogy LLC 2022 Notes.

Cash proceeds from the issuance of the TISP 2022 Notes were $46.0 million, net of issuance discount and consent fees paid with respect to certain amendments to the Trilogy LLC 2022 Notes that holders of those notes approved in order to permit the issuance of TISP 2022 Notes. TISP will use the TISP 2022 Notes proceeds to make intercompany loans to Trilogy LLC for the payment of interest under the Trilogy LLC 2022 Notes. TISP will also use the TISP 2022 Notes proceeds to pay interest due on the TISP 2022 Notes.

The TISP 2022 Notes are guaranteed by both Trilogy LLC and TISPH. The TISP 2022 Notes are secured by TISPH’s pledge of 100% of the equity interests in TISP, by TISP’s pledge of its interest in its loans to Trilogy LLC, and by a first priority lien on a deposit account that will hold the net proceeds from the issuance of the TISP 2022 Notes. The Note Purchase Agreement for the TISP 2022 Notes requires that $15.0 million in cash and cash equivalents be maintained free and clear of liens, other than specifically permitted liens, by Trilogy LLC and by TISPH and its subsidiaries, with the requirement that, for this purpose, cash and cash equivalents at 2degrees are measured based on TISP’s indirect equity interest in 2degrees.

The indenture to the Trilogy LLC 2022 Notes was amended to permit the issuance of the TISP 2022 Notes and the assumption by Trilogy LLC, TISPH, and TISP of certain obligations under the Note Purchase Agreement. The indenture to the Trilogy LLC 2022 Notes was also amended to permit the Company to sell its shares in NuevaTel for non-cash consideration provided that any non-cash consideration received in a sale can be converted by the Company to cash or cash equivalents within 12 months after the closing of such sale and that any cash proceeds be used promptly to redeem the Trilogy LLC 2022 Notes.

The TISP 2022 Notes were purchased by certain beneficial owners of the Trilogy LLC 2022 Notes as well as SG Enterprises II, LLC, which purchased $7.0 million of TISP 2022 Notes. SG Enterprises II, LLC is a Washington State limited liability company owned by John W. Stanton and Theresa E. Gillespie who are related parties to the Company. John W. Stanton is the Chairman of the Board of TIP Inc. and Theresa E. Gillespie is a Director of TIP Inc.

Trilogy International Partners Inc.	Third Quarter 2020

Operating, investing and financing activities

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Net cash provided by (used in):
Operating activities	30.9	27.0	14%	41.0	33.7	22%
Investing activities	(11.8)	(8.4)	(42%)	(44.7)	2.8	n/m
Financing activities	16.6	5.0	233%	33.2	29.1	14%
Net increase (decrease) in cash and cash equivalents	35.7	23.7	51%	29.5	65.5	(55%)

Operating activities

Cash flow provided by operating activities increased by $7.3 million for the nine months ended September 30, 2020 compared to the same period in 2019. This change reflects various offsetting changes in working capital during the nine months ended September 30, 2020 compared to the same period in 2019.

Investing activities

Cash flow used in investing activities increased by $47.4 million for the nine months ended September 30, 2020 compared to the same period in 2019, primarily due to $66.5 million in cash proceeds received during the nine months ended September 30, 2019 from the first two closings of the NuevaTel tower sale-leaseback transaction, partially offset by a $17.8 million decrease in purchases of property and equipment during the nine months ended September 30, 2020 compared to the same period in 2019.

Financing activities

Cash flow provided by financing activities increased by $4.1 million for the nine months ended September 30, 2020 compared to the same period in 2019. The increase was primarily due to a $21.1 million increase in proceeds from debt, net of payments, mainly due to a $35.1 million increase in net cash proceeds from drawdowns of the New Zealand senior facilities agreement during the nine months ended September 30, 2020. The year over year increase of cash inflows was partially offset by proceeds from the NuevaTel tower sale-leaseback transaction financing obligation of $18.0 million during the nine months ended September 30, 2019.

Trilogy International Partners Inc.	Third Quarter 2020

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance. Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax (benefit) expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss (gain) on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended September 30,			Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	% Chg	2020	2019	% Chg

Net loss	(23.0)	(5.1)	(351%)	(59.5)	(14.4)	(315%)

Add:
Interest expense	11.3	11.2	1%	33.8	34.7	(3%)
Depreciation, amortization and accretion	27.7	27.5	1%	79.7	81.9	(3%)
Income tax expense	15.7	0.8	n/m	17.6	3.6	395%
Change in fair value of warrant liability	0.1	(0.2)	133%	0.1	0.2	(33%)
Other, net	0.2	(0.4)	143%	3.1	1.0	219%
Equity-based compensation	0.9	1.0	(8%)	4.8	3.0	58%
Gain on disposal of assets and sale-leaseback transaction	(5.1)	(2.6)	(96%)	(2.5)	(10.2)	75%
Transaction and other nonrecurring costs(1)	-	1.1	(100%)	1.3	6.3	(80%)
Consolidated Adjusted EBITDA(2)	27.9	33.4	(16%)	78.4	106.1	(26%)
Net loss margin(3)	(18.2%)	(3.8%)	n/m	16.1%	3.5%	n/m
Consolidated Adjusted EBITDA Margin(2) (4)	22.1%	24.9%	n/m	21.2%	26.2%	n/m

n/m - not meaningful
Notes:
(1) 2019 includes costs related to the NuevaTel tower sale-leaseback transaction of approximately $0.8 million and $5.1 million for the three and nine months ended September 30, 2019, respectively, and other nonrecurring costs.
(2) These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(3) Net loss margin is calculated as Net loss divided by Service revenues.
(4) Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc.	Third Quarter 2020

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

	2020			2019				2018
(US dollars in millions except per share data, unaudited)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Service revenues	126.3	115.3	127.8	131.2	134.1	136.1	135.1	139.0
Equipment sales	27.5	19.7	25.0	34.9	26.4	43.5	52.6	68.0
Total revenues	153.7	135.0	152.8	166.1	160.5	179.6	187.7	207.0
Operating expenses	(149.5)	(143.3)	(153.6)	(162.5)	(154.2)	(172.9)	(175.6)	(198.9)
Operating income (loss)	4.3	(8.3)	(0.8)	3.6	6.3	6.7	12.1	8.0
Interest expense	(11.3)	(11.1)	(11.4)	(11.3)	(11.2)	(11.8)	(11.8)	(12.2)
Change in fair value of warrant liability	(0.1)	-	(0.1)	0.2	0.2	0.1	(0.4)	0.3
Other, net	(0.2)	(1.0)	(2.0)	1.5	0.4	(0.2)	(1.2)	(0.3)
Loss before income taxes	(7.3)	(20.4)	(14.2)	(6.0)	(4.3)	(5.2)	(1.2)	(4.3)
Income tax (expense) benefit	(15.7)	1.2	(3.1)	44.4	(0.8)	(1.1)	(1.7)	-
Net (loss) income	(23.0)	(19.2)	(17.3)	38.4	(5.1)	(6.4)	(2.9)	(4.2)
Net loss (income) attributable to noncontrolling interests	9.8	8.2	6.1	(21.1)	0.3	0.7	(1.1)	0.3
Net (loss) income attributable to TIP Inc.	(13.2)	(11.0)	(11.1)	17.3	(4.8)	(5.6)	(4.0)	(3.9)
Net (loss) income attributable to TIP Inc. per share:
Basic	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)
Diluted	(0.23)	(0.19)	(0.19)	0.30	(0.08)	(0.10)	(0.07)	(0.07)

Trilogy International Partners Inc.	Third Quarter 2020

Supplementary Information

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended September 30,		Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019	2020	2019

Revenues
Wireless service revenues	102.4	114.1	303.6	346.5
Wireline service revenues	22.0	17.5	59.5	51.3
Equipment sales	27.5	26.4	72.1	122.6
Non-subscriber international long distance and other revenues	1.9	2.5	6.3	7.5
Total revenues	153.7	160.5	441.5	527.8

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	49.8	49.1	149.1	146.9
Cost of equipment sales	30.6	28.7	78.0	127.3
Sales and marketing	19.5	22.7	58.0	63.1
General and administrative	26.8	28.8	84.1	93.6
Depreciation, amortization and accretion	27.7	27.5	79.7	81.9
Gain on disposal of assets and sale-leaseback transaction	(5.1)	(2.6)	(2.5)	(10.2)
Total operating expenses	149.5	154.2	446.3	502.7
Operating income (loss)	4.3	6.3	(4.8)	25.1

Other (expenses) income
Interest expense	(11.3)	(11.2)	(33.8)	(34.7)
Change in fair value of warrant liability	(0.1)	0.2	(0.1)	(0.2)
Other, net	(0.2)	0.4	(3.1)	(1.0)
Total other expenses, net	(11.6)	(10.7)	(37.0)	(35.9)
Loss before income taxes	(7.3)	(4.3)	(41.9)	(10.8)

Income tax expense	(15.7)	(0.8)	(17.6)	(3.6)
Net loss	(23.0)	(5.1)	(59.5)	(14.4)
Less: Net loss (income) attributable to noncontrolling interests	9.8	0.3	24.1	(0.1)
Net loss attributable to Trilogy International Partners Inc.	(13.2)	(4.8)	(35.4)	(14.4)

Comprehensive (loss) income
Net loss	(23.0)	(5.1)	(59.5)	(14.4)
Other comprehensive income (loss):
Foreign currency translation adjustments	4.6	(8.6)	(5.5)	(8.5)
Other comprehensive income (loss)	4.6	(8.6)	(5.5)	(8.5)
Comprehensive loss	(18.4)	(13.7)	(65.0)	(22.9)
Comprehensive loss attributable to noncontrolling interests	7.6	4.6	26.9	4.2
Comprehensive loss attributable to Trilogy International Partners Inc.	(10.9)	(9.1)	(38.1)	(18.7)

Trilogy International Partners Inc.	Third Quarter 2020

Condensed Consolidated Balance Sheets

(US dollars in millions, unaudited)	September 30, 2020	December 31, 2019

ASSETS
Current assets:
Cash and cash equivalents	104.9	76.7
Accounts receivable, net	55.7	60.9
EIP receivables, net	35.6	31.8
Inventory	15.1	19.5
Prepaid expenses and other current assets	31.0	25.6
Total current assets	242.4	214.4

Property and equipment, net	341.6	378.9
Operating lease right-of-use assets, net	150.5	-
License costs and other intangible assets, net	85.6	95.8
Goodwill	8.9	9.0
Long-term EIP receivables	29.7	35.8
Deferred income taxes	39.1	73.2
Other assets	37.1	31.5
Total assets	934.9	838.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	27.4	28.5
Construction accounts payable	22.8	28.8
Current portion of debt and financing lease liabilities	23.9	32.4
Customer deposits and unearned revenue	22.9	20.2
Short-term operating lease liabilities	17.1	-
Other current liabilities and accrued expenses	114.1	123.6
Total current liabilities	228.2	233.5

Long-term debt and financing lease liabilities	567.9	528.7
Deferred gain	-	49.1
Deferred income taxes	9.2	9.7
Non-current operating lease liabilities	133.5	-
Other non-current liabilities	28.3	25.3
Total liabilities	967.2	846.4

Commitments and contingencies

Total shareholders’ deficit	(32.3)	(7.8)

Total liabilities and shareholders’ deficit	934.9	838.6

Trilogy International Partners Inc.	Third Quarter 2020

Condensed Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
(US dollars in millions, unaudited)	2020	2019

Operating activities:
Net loss	(59.5)	(14.4)
Adjustments to reconcile net loss to net cash provided by
operating activities:
Provision for doubtful accounts	11.2	8.6
Depreciation, amortization and accretion	79.7	81.9
Equity-based compensation	4.8	3.0
Gain on disposal of assets and sale-leaseback transaction	(2.5)	(10.2)
Non-cash right-of-use asset lease expense	14.0	-
Non-cash interest expense, net	2.6	2.1
Settlement of cash flow hedges	(1.1)	(0.7)
Change in fair value of warrant liability	0.1	0.2
Non-cash loss from change in fair value on cash flow hedges	3.8	2.4
Unrealized loss on foreign exchange transactions	0.3	1.1
Deferred income taxes	11.4	(18.4)
Changes in operating assets and liabilities:
Accounts receivable	(6.5)	(0.3)
EIP receivables	0.1	(9.7)
Inventory	3.8	29.8
Prepaid expenses and other current assets	(8.8)	(11.8)
Other assets	0.3	(4.2)
Accounts payable	(0.8)	(9.2)
Customer deposits and unearned revenue	3.0	1.4
Operating lease liabilities	(12.4)	-
Other current liabilities and accrued expenses	(2.3)	(18.0)
Net cash provided by operating activities	41.0	33.7

Investing activities:
Proceeds from sale-leaseback transaction	5.8	66.5
Purchase of property and equipment	(46.6)	(64.4)
Maturities and sales of short-term investments	-	2.0
Other, net	(4.0)	(1.3)
Net cash (used in) provided by investing activities	(44.7)	2.8

Financing activities:
Proceeds from debt	299.0	164.4
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(269.7)	(156.2)
Proceeds from EIP receivables financing obligation	12.6	11.7
Proceeds from sale-leaseback financing obligation	-	18.0
Dividends to shareholders and noncontrolling interests	(8.1)	(7.0)
Debt issuance and modification costs	(1.4)	(0.4)
Other, net	0.8	(1.3)
Net cash provided by financing activities	33.2	29.1

Net increase in cash and cash equivalents	29.5	65.5
Cash and cash equivalents, beginning of period	76.7	43.9
Effect of exchange rate changes	(1.4)	-
Cash and cash equivalents, end of period	104.9	109.4

Trilogy International Partners Inc.	Third Quarter 2020

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward–looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to TIP Inc.’s and Trilogy LLC’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in Trilogy LLC’s and its subsidiaries’ credit agreements, including certain limitations on Trilogy LLC’s and its subsidiaries’ ability to buy and sell assets resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or Trilogy LLC’s ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia, including the impact of the recent presidential election; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Trilogy International Partners Inc.	Third Quarter 2020

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc.	Third Quarter 2020